# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blueport Acquisition Ltd, CIK 0002064177
CUSIP: G1196A102
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: C/O BLUEPORT ACQUISITION LTD, 366 MADISON AVENUE, 3RD FLOOR, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 11/10/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002077929

## Reporting persons
- Blueport Acquisition Corporation: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 1,634,750; shared voting power 0; sole dispositive power 1,634,750; shared dispositive power 0; aggregate amount beneficially owned 1,634,750 (22.14% of the class)
  Comment: Blueport Acquisition Corporation (the "Sponsor"), is the beneficial owner of the 1,634,750 Ordinary Shares (defined below) reported in Items 5, 7 and 9 consisting of (a) 197,250 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 1,437,500 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 197,250 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Subscription Agreement, dated November 10, 2025, by and between the Sponsor and Blueport Acquisition Ltd (the "Issuer"). Each private unit consists of one Class A ordinary share, and one right to receive one-sixth (1/6th) of one Class A ordinary share upon the consummation of the Issuer's initial business combination. Excludes the 32,875 Class A Ordinary underlying the 197,250 rights. The rights convert automatically into Class A ordinary shares concurrently with or immediately following the consummation of the Issuer's initial business combination. If the business combination has not been consummated within the applicable time period specified in the Issuer's Amended and Restated Memorandum and Articles of Association, the rights shall expire and shall be worthless. The address for the Sponsor is 366 Madison Avenue, 3rd Floor New York, NY 10017.
- Jiang Roy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,634,750; sole dispositive power 0; shared dispositive power 1,634,750; aggregate amount beneficially owned 1,634,750 (22.14% of the class)
  Comment: Blueport Acquisition Corporation (the "Sponsor"), is the beneficial owner of the 1,634,750 Ordinary Shares (defined below) reported in Items 5, 7 and 9 consisting of (a) 197,250 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 1,437,500 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 197,250 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Subscription Agreement, dated November 10, 2025, by and between the Sponsor and Blueport Acquisition Ltd (the "Issuer"). Each private unit consists of one Class A ordinary share, and one right to receive one-sixth (1/6th) of one Class A ordinary share upon the consummation of the Issuer's initial business combination. Excludes the 32,875 Class A Ordinary underlying the 197,250 rights. The rights convert automatically into Class A ordinary shares concurrently with or immediately following the consummation of the Issuer's initial business combination. If the business combination has not been consummated within the applicable time period specified in the Issuer's Amended and Restated Memorandum and Articles of Association, the rights shall expire and shall be worthless. The Sponsor is managed by its two principals, William Rosenstadt and Roy Jiang, and is legally and beneficially owned (i) 50% by William Rosenstadt and (ii) 50% by Roy Jiang. By virtue of their shared control of our sponsor, William Rosenstadt and Roy Jiang may be deemed to have beneficial ownership of the shares held directly by our sponsor. The address for the Sponsor is 366 Madison Avenue, 3rd Floor New York, NY 10017. Mr. Jiang disclaims any beneficial ownership of the shares held by the Sponsor, except to the extent of his pecuniary interest therein.
- William Rosenstadt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,634,750; sole dispositive power 0; shared dispositive power 1,634,750; aggregate amount beneficially owned 1,634,750 (22.14% of the class)
  Comment: Blueport Acquisition Corporation (the "Sponsor"), is the beneficial owner of the 1,634,750 Ordinary Shares (defined below) reported in Items 5, 7 and 9 consisting of (a) 197,250 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 1,437,500 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 197,250 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Subscription Agreement, dated November 10, 2025, by and between the Sponsor and Blueport Acquisition Ltd (the "Issuer"). Each private unit consists of one Class A ordinary share, and one right to receive one-sixth (1/6th) of one Class A ordinary share upon the consummation of the Issuer's initial business combination. Excludes the 32,875 Class A Ordinary underlying the 197,250 rights. The rights convert automatically into Class A ordinary shares concurrently with or immediately following the consummation of the Issuer's initial business combination. If the business combination has not been consummated within the applicable time period specified in the Issuer's Amended and Restated Memorandum and Articles of Association, the rights shall expire and shall be worthless. The Sponsor is managed by its two principals, William Rosenstadt and Roy Jiang, and is legally and beneficially owned (i) 50% by William Rosenstadt and (ii) 50% by Roy Jiang. By virtue of their shared control of our sponsor, William Rosenstadt and Roy Jiang may be deemed to have beneficial ownership of the shares held directly by our sponsor. The address for the Sponsor is 366 Madison Avenue, 3rd Floor New York, NY 10017. Mr. Rosenstadt disclaims any beneficial ownership of the shares held by the Sponsor, except to the extent of his pecuniary interest therein.

## Item 1. Issuer
Name of issuer: Blueport Acquisition Ltd
Address of issuer's principal executive offices: C/O BLUEPORT ACQUISITION LTD 366 MADISON AVENUE, 3RD FLOOR NEW YORK NY 10017

## Item 2. Person Filing
Name of person filing: (i) Blueport Acquisition Corporation (the "Sponsor"), (ii) William Rosenstadt, and (iii) Roy Jiang. The Sponsor, William Rosenstadt and Roy Jiang have entered into a Joint Filing Agreement, dated the date hereof, pursuant to which the Sponsor, William Rosenstadt and Roy Jiang have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Any disclosures herein with respect to persons other than the Sponsor, William Rosenstadt and Roy Jiang are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the forgoing persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.
Address of principal business office or, if none, residence: C/O BLUEPORT ACQUISITION LTD 366 MADISON AVENUE, 3RD FLOOR
Citizenship: (i) Blueport Acquisition Corporation- Nevada corporation (ii) William Rosenstadt - United States and (iii) Roy Jiang- United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Blueport Acquisition Corporation (the "Sponsor"), is the beneficial owner of the 1,634,750 Ordinary Shares (defined below) reported in Items 5, 7 and 9 consisting of (a) 197,250 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 1,437,500 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 197,250 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Subscription Agreement, dated November 10, 2025, by and between the Sponsor and Blueport Acquisition Ltd (the "Issuer"). Each private unit consists of one Class A ordinary share, and one right to receive one-sixth (1/6th) of one Class A ordinary share upon the consummation of the Issuer's initial business combination. Excludes the 32,875 Class A Ordinary underlying the 197,250 rights. The rights convert automatically into Class A ordinary shares concurrently with or immediately following the consummation of the Issuer's initial business combination. If the business combination has not been consummated within the applicable time period specified in the Issuer's Amended and Restated Memorandum and Articles of Association, the rights shall expire and shall be worthless. The address for the Sponsor is 366 Madison Avenue, 3rd Floor New York, NY 10017.
Percent of class: 22.14% (based on 7,384,750 Ordinary Shares outstanding as reported in the Issuer's final prospectus dated November 10, 2025).
Sole power to vote or to direct the vote:
Blueport Acquisition Corporation: 1,634,750

Explanation: Blueport Acquisition Corporation (the "Sponsor"), is the beneficial owner of the 1,634,750 Ordinary Shares (defined below) reported in Items 5, 7 and 9 consisting of (a) 197,250 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 1,437,500 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 197,250 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Subscription Agreement, dated November 10, 2025, by and between the Sponsor and Blueport Acquisition Ltd (the "Issuer"). Each private unit consists of one Class A ordinary share, and one right to receive one-sixth (1/6th) of one Class A ordinary share upon the consummation of the Issuer's initial business combination. Excludes the 32,875 Class A Ordinary underlying the 197,250 rights. The rights convert automatically into Class A ordinary shares concurrently with or immediately following the consummation of the Issuer's initial business combination. If the business combination has not been consummated within the applicable time period specified in the Issuer's Amended and Restated Memorandum and Articles of Association, the rights shall expire and shall be worthless. The address for the Sponsor is 366 Madison Avenue, 3rd Floor New York, NY 10017

William Rosenstadt: 0

Roy Jiang: 0
Shared power to vote or to direct the vote:
Blueport Acquisition Corporation: 0

William Rosenstadt: 1,634,750

Explanation: Blueport Acquisition Corporation (the "Sponsor"), is the beneficial owner of the 1,634,750 Ordinary Shares (defined below) reported in Items 5, 7 and 9 consisting of (a) 197,250 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 1,437,500 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 197,250 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Subscription Agreement, dated November 10, 2025, by and between the Sponsor and Blueport Acquisition Ltd (the "Issuer"). Each private unit consists of one Class A ordinary share, and one right to receive one-sixth (1/6th) of one Class A ordinary share upon the consummation of the Issuer's initial business combination. Excludes the 32,875 Class A Ordinary underlying the 197,250 rights. The rights convert automatically into Class A ordinary shares concurrently with or immediately following the consummation of the Issuer's initial business combination. If the business combination has not been consummated within the applicable time period specified in the Issuer's Amended and Restated Memorandum and Articles of Association, the rights shall expire and shall be worthless. The Sponsor is managed by its two principals, William Rosenstadt and Roy Jiang, and is legally and beneficially owned (i) 50% by William Rosenstadt and (ii) 50% by Roy Jiang. By virtue of their shared control of our sponsor, William Rosenstadt and Roy Jiang may be deemed to have beneficial ownership of the shares held directly by our sponsor. The address for the Sponsor is 366 Madison Avenue, 3rd Floor New York, NY 10017. Mr. Rosenstadt disclaims any beneficial ownership of the shares held by the Sponsor, except to the extent of his pecuniary interest therein.

Roy Jiang: 1,634,750

Explanation: Blueport Acquisition Corporation (the "Sponsor"), is the beneficial owner of the 1,634,750 Ordinary Shares (defined below) reported in Items 5, 7 and 9 consisting of (a) 197,250 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 1,437,500 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 197,250 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Subscription Agreement, dated November 10, 2025, by and between the Sponsor and Blueport Acquisition Ltd (the "Issuer"). Each private unit consists of one Class A ordinary share, and one right to receive one-sixth (1/6th) of one Class A ordinary share upon the consummation of the Issuer's initial business combination. Excludes the 32,875 Class A Ordinary underlying the 197,250 rights. The rights convert automatically into Class A ordinary shares concurrently with or immediately following the consummation of the Issuer's initial business combination. If the business combination has not been consummated within the applicable time period specified in the Issuer's Amended and Restated Memorandum and Articles of Association, the rights shall expire and shall be worthless. The Sponsor is managed by its two principals, William Rosenstadt and Roy Jiang, and is legally and beneficially owned (i) 50% by William Rosenstadt and (ii) 50% by Roy Jiang. By virtue of their shared control of our sponsor, William Rosenstadt and Roy Jiang may be deemed to have beneficial ownership of the shares held directly by our sponsor. The address for the Sponsor is 366 Madison Avenue, 3rd Floor New York, NY 10017. Mr. Jiang disclaims any beneficial ownership of the shares held by the Sponsor, except to the extent of his pecuniary interest therein.
Sole power to dispose or to direct the disposition:
Blueport Acquisition Corporation: 1,634,750

William Rosenstadt: 0

Roy Jiang: 0
Shared power to dispose or to direct the disposition:
Blueport Acquisition Corporation: 0

William Rosenstadt: 1,634,750

Explanation: Blueport Acquisition Corporation (the "Sponsor"), is the beneficial owner of the 1,634,750 Ordinary Shares (defined below) reported in Items 5, 7 and 9 consisting of (a) 197,250 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 1,437,500 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 197,250 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Subscription Agreement, dated November 10, 2025, by and between the Sponsor and Blueport Acquisition Ltd (the "Issuer"). Each private unit consists of one Class A ordinary share, and one right to receive one-sixth (1/6th) of one Class A ordinary share upon the consummation of the Issuer's initial business combination. Excludes the 32,875 Class A Ordinary underlying the 197,250 rights. The rights convert automatically into Class A ordinary shares concurrently with or immediately following the consummation of the Issuer's initial business combination. If the business combination has not been consummated within the applicable time period specified in the Issuer's Amended and Restated Memorandum and Articles of Association, the rights shall expire and shall be worthless. The Sponsor is managed by its two principals, William Rosenstadt and Roy Jiang, and is legally and beneficially owned (i) 50% by William Rosenstadt and (ii) 50% by Roy Jiang. By virtue of their shared control of our sponsor, William Rosenstadt and Roy Jiang may be deemed to have beneficial ownership of the shares held directly by our sponsor. The address for the Sponsor is 366 Madison Avenue, 3rd Floor New York, NY 10017. Mr. Rosenstadt disclaims any beneficial ownership of the shares held by the Sponsor, except to the extent of his pecuniary interest therein.

Roy Jiang: 1,634,750

Explanation: Blueport Acquisition Corporation (the "Sponsor"), is the beneficial owner of the 1,634,750 Ordinary Shares (defined below) reported in Items 5, 7 and 9 consisting of (a) 197,250 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 1,437,500 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 197,250 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Subscription Agreement, dated November 10, 2025, by and between the Sponsor and Blueport Acquisition Ltd (the "Issuer"). Each private unit consists of one Class A ordinary share, and one right to receive one-sixth (1/6th) of one Class A ordinary share upon the consummation of the Issuer's initial business combination. Excludes the 32,875 Class A Ordinary underlying the 197,250 rights. The rights convert automatically into Class A ordinary shares concurrently with or immediately following the consummation of the Issuer's initial business combination. If the business combination has not been consummated within the applicable time period specified in the Issuer's Amended and Restated Memorandum and Articles of Association, the rights shall expire and shall be worthless. The Sponsor is managed by its two principals, William Rosenstadt and Roy Jiang, and is legally and beneficially owned (i) 50% by William Rosenstadt and (ii) 50% by Roy Jiang. By virtue of their shared control of our sponsor, William Rosenstadt and Roy Jiang may be deemed to have beneficial ownership of the shares held directly by our sponsor. The address for the Sponsor is 366 Madison Avenue, 3rd Floor New York, NY 10017. Mr. Jiang disclaims any beneficial ownership of the shares held by the Sponsor, except to the extent of his pecuniary interest therein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1. Joint Filing Agreement pursuant to Rule 13d-1(k)

## Signatures
- Blueport Acquisition Corporation: /s/ William Rosenstadt, Chief Executive Officer (12/16/2025)
- Jiang Roy: /s/ Roy Jiang, Roy Jiang (12/16/2025)
- William Rosenstadt: /s/ William Rosenstadt, William Rosenstadt (12/16/2025)